Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Information Circular IC17-009 February 24, 2017

CBOE Holdings President and COO to Retire on February 28

          CBOE Holdings’ President and COO, Edward Provost’s last day in the office was today, after more than 40 years of service.

          Ed’s insight, leadership, guidance and talents have contributed to much of CBOE’s success, and we wish him well as he enters the next chapter of his life.

          One of Ed’s last acts as President and COO was to unveil the newly-named Options Institute Debra Peters Classroom, in honor of CBOE’s Vice President, Options Institute, Debra Peters.

          Deb will also retire next month after more than 40 years of service.  We wish her well in her new journey.

Inaugural FOW Derivatives Israel Event

          FOW held its first-ever FOW Derivatives Israel event in Tel Aviv, Israel, February 21, 2017.

          CBOE Director, Global Client Services, John Tornatore, participated in a panel at the event entitled “New Opportunities In Equity Derivatives Markets,” discussing key opportunities in the market that would allow investors to find liquidity and generate returns.

          Jay Caauwe, CFE Managing Director, moderated a panel discussion on “Managed Futures and Commodities for Institutional Investors,” exploring the concept of managed futures, common investment vehicles in the U.S., and how they  can be used by institutional investors navigating the Israeli financial markets.

SPXW Weeklys Continue to Gain Traction

          CBOE offers a suite of options based on the S&P 500® Index with weekly expirations, SPXW Weeklys (SPXW). SPXW Weeklys are options that are listed to provide expiration opportunities every week, and now offer three different expirations per week.

•     SPXW Friday Weeklys – (End of Week – EOW)

•     SPXW Wednesday Weeklys

•     SPXW Monday Weeklys

          SPXW Weeklys can provide opportunities for investors to implement more targeted buying, selling or spreading strategies around event-driven situations.

Other News and Notes

          CBOE Futures Exchange (CFE) plans to provide expanded use of the Send Word Now (SWN) messaging system, which will provide TPHs greater flexibility in receiving information regarding system outages, trading suspensions, and other urgent messaging needs by offering the alternative option of receiving messages via the SWN Direct App.

          For more info, see CFE Information Circular IC17-006 on the CFE website.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com

Information Circular IC17-009 February 24, 2017

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com